Exhibit 99.1

Atlantica
Sustainable Infrastructure

Notice of Atlantica Sustainable Infrastructure plc Annual General Meeting 2022

and Financial Statements

Company Registration nº 08818211
Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting 2022

Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting

(Incorporated and registered in England and Wales under number 08818211)

Notice of the 2022 Annual General Meeting of Atlantica Sustainable Infrastructure plc to be held at 2:00 pm London time (3:00 pm Madrid time, 9:00 am Toronto time) on 5 May 2022 at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor 28028 Madrid, Spain, and at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, is set out in Part 4 of this document.

It is important that your shares be represented and voted at the Annual General Meeting. Shareholders of record are entitled to attend or to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. To do so, please complete and mail the enclosed Proxy Card in accordance with the instructions included before 2:00 pm London Time on 3 May 2022.

Due to the Covid-19 outbreak, our Board strongly encourages you to exercise your voting rights online. Nevertheless, we will endeavour to accommodate physical shareholder attendance in line with government guidance and as necessary to ensure the health and well-being of our shareholders, directors and other stakeholders.

If you decide to attend the Annual General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 5 of this document ("Questions and Answers about Voting") for further information about voting your shares.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 1

Chair’s Letter

Atlantica Sustainable Infrastructure plc

(Incorporated and registered in England and Wales under number 08818211)

Dear Shareholder,

I am pleased to be writing to you with details of our 2022 Annual General Meeting ("AGM") which we are holding at 2:00 pm London time (3:00 pm Madrid time, 9:00 am Toronto time) on 5 May 2022. The principal meeting place for the AGM will be at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor, 28028 Madrid, Spain, and Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2. An audio-visual link will enable members attending the AGM, in person or by proxy at each venue to participate in the business of the meeting and to see and hear anyone else addressing the meeting. The formal notice of AGM is set out on page 4 of this document. Detailed instructions on how to get to each venue are set out on page 20 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by completing the enclosed Proxy Card and returning it in accordance with the instructions printed therein as soon as possible. It must be received by 2:00 pm London time on 3 May 2022. Please also refer to the Proxy Statement set out in Part 5 of this document ("Questions and Answers about Voting") for further information about voting your shares. Nevertheless, to proactively deal with the public health impact of Covid-19 and to protect the health and safety of our shareholders, directors, employees and other stakeholders, we strongly encourage shareholders to exercise their voting rights online.

The purpose of this letter is to accompany Atlantica Sustainable Infrastructure plc's Annual Report for the year ended 31 December 2021 (“2021 Annual Report”) which explains our performance in 2021 and our strategy, and to provide notice of the AGM. An explanation of the important matters of business to be considered at the AGM appears in Part 3 of this document. You can also review the 2021 Annual Report on form 20-F, which was filed with the SEC and made public on 28 February 2022.

In the meantime, on behalf of the Board, I look forward to welcoming you to Atlantica Sustainable Infrastructure plc's AGM.

Yours faithfully,

Michael Woollcombe

Chair of the Board of Directors of Atlantica Sustainable Infrastructure plc

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 2

Summary of resolutions

At the AGM, our shareholders will be asked to consider and vote on the following items of business:

•	Resolution to receive and adopt the Company’s 2021 annual report and accounts: The Company’s 2021 annual report and accounts is required to be presented at the AGM.

•	Resolution to approve the directors’ remuneration report: An annual non-binding advisory shareholder vote is required on the Company’s directors’ remuneration report. While the directors’ entitlements to compensation are not conditional upon this resolution being passed, the Board would carefully consider the results of this shareholder vote.

•	Resolutions regarding the election of directors: We are asking our shareholders to approve the election of eight directors.

•	Resolution to approve the re-appointment of the Company’s auditors: We are asking our shareholders to approve the re-appointment of Ernst & Young LLP and Ernst & Young S.L. as the Company’s auditors until 31 December 2023.

•	Resolution to authorize the Audit Committee to determine remuneration of the Company’s auditors: We are asking our shareholders to authorize the Audit Committee for and on behalf of the Board to determine our auditors’ remuneration.

•	Resolution to authorize the Board to issue shares: As required under the UK Companies Act 2006, we propose that our shareholders authorize our directors to issue shares or other equity securities up to an aggregate nominal amount of U.S.$ 3,744,632.88, which represents approximately 33.3% of the aggregate nominal value of the issued share capital of the Company.

•	Resolutions to authorize the Board to issue shares without pre-emptive rights: These special resolutions are required under the UK Companies Act 2006 to allow us to issue shares or other equity securities without first offering them to our shareholders. We propose that, subject to the passing of the above-mentioned resolution, our directors be empowered to issue shares or other equity securities without pre-emptive rights up to an aggregate nominate amount of: (i) U.S.$ 562,257.19 for general purposes, which represents approximately 5% of the existing share capital of the Company; (ii) U.S.$ 562,257.19 in connection with an acquisition or specific capital investment, which represents approximately 5% of the existing share capital of the Company; and (iii) if these authorizations are granted, an additional U.S.$ 1,124,514.38, which represents approximately 10% of the existing share capital of the Company, in connection with an acquisition or specific capital investment, in each case free from the pre-emptive rights and restrictions in section 561 of the UK Companies Act 2006 (without offering them to existing shareholders first).

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 3 of this document includes some explanatory notes setting out full details of these matters and the purpose of each of the resolutions. Part 4 of this document set outs the text of the resolutions in full.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 3

Explanatory notes to resolutions

The following pages give an explanation of the proposed resolutions.

Resolutions 1 through 13 inclusive will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each such resolution will be approved if the number of votes cast in favor exceed the number of votes cast against such resolution.

Resolutions 14 and 15 will be proposed as special resolutions, which means that, assuming a quorum is present, such resolution will be approved if shareholders holding at least 75% in nominal value of the outstanding shares entitled to vote for or against the resolution present in person or by proxy at the AGM vote in favor of the resolution.

Resolution 1 - Reports and accounts

The Board of Directors will present its reports and the accounts for the year ended 31 December 2021, which are contained in the Company's 2021 Annual Report, including the strategic report, the directors' report, the auditor's report and the financial statements (including consolidated financial statements and company’s financial statements). The Board of Directors will also present the 2021 Annual Report on form 20-F, which was filed with the SEC and made public on February 28, 2022. The Company will provide shareholders at the AGM with the opportunity to receive and adopt the Company’s 2021 Annual Report and the 2021 20-F Form.

The Board recommends voting "For" this proposal.

Resolution 2 – Directors' remuneration report

This report sets out details of the remuneration of the executive and non-executive directors of the Company for the period to 31 December 2021 and the proposed forward-looking remuneration policy. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the “Regulations”).

The report is split into three areas:

•	the statement by the Chair of the Compensation Committee;

•	the annual report on remuneration; and

•	the policy report.

The UK Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the directors’ remuneration report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the report that are subject to audit are indicated in that report. The statement by the Chair of the Compensation Committee and the policy report are not subject to audit.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Shareholders will be invited to approve, by way of an advisory vote, the directors' remuneration report.

The statement by the Chair of the Compensation Committee and the directors’ remuneration report can be found in the Company's 2021 Annual Report. The directors’ remuneration report gives details of the directors' remuneration for the financial year ended 31 December 2021 and includes the directors' remuneration set out as single figures, including the Chief Executive Officer´s remuneration, and the directors' shareholdings in the Company.

Resolution 2 to approve these items is an advisory vote only and the directors’ entitlement to receive remuneration is not conditional on the resolution being passed by shareholders.

The Company auditors, Ernst & Young LLP, have audited those parts of the directors' remuneration report which are required to be audited and their report can be found in the Company's 2021 Annual Report. The report has been approved by the Board based on the recommendation of the Compensation Committee and signed on its behalf by the Chief Executive Officer.

The Board recommends voting "For" this proposal.

Resolutions 3 to 10 – Election of directors

Resolutions 3 to 10 deal with the election of Michael Woollcombe, Michael Forsayeth, William Aziz, Brenda Eprile, Debora Del Favero, Arun Banskota, George Trisic and Santiago Seage as directors in accordance with the requirements of Article 72 or 73 (as applicable) of the Company’s Articles of Association (the “Articles of Association”). Each director shall retire at the next annual general meeting.

The biography of the directors whose appointment as directors is to be approved, including their career history, skills, competencies and experience, can be found in the appendix to this AGM Notice.

The Board recommends voting “For” these proposals

Resolutions 11 and 12 – Re-appointment of auditors and auditors’ remuneration

It is the Company’s policy to ensure that, at least once every ten years, the audit services contract is put out to tender to enable the Audit Committee of the Company (“AC”) to compare the quality and effectiveness of the services provided by the incumbent auditor with those of the other audit firms.

The AC has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor. The AC also considers and makes recommendations to the Board, to be put to shareholders for approval at the annual general meeting, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high-quality audit to be conducted.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

The AC annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for 2021 were US$ 1,571,328 (see the Company’s 2021 Annual Report page 217 Auditors’ remuneration).

At the AC meeting held on February 24, 2022, the members of the AC approved the re-appointment of Ernst & Young LLP and Ernst & Young S.L. as the Company's auditors.

Resolution 11, which is recommended by the AC, confirms this re-appointment of Ernst & Young LLP and Ernst & Young S.L. to hold office until 31 December 2023.

Resolution 13 – Ordinary resolution to authorize the board of directors to issue equity securities

This ordinary resolution is required under the UK Companies Act 2006 for the Company to issue equity securities and is customary for public limited companies incorporated under the laws of England and Wales. This authorization is required as a matter of English law and is not otherwise required for companies listed on the NASDAQ or NYSE or organized within the United States.

Under the UK Companies Act 2006, directors are, with certain exceptions (such as in connection with employees’ share schemes), unable to allot, or issue, shares without being authorized either by the shareholders in a general meeting or by a company’s articles of association.

The Company proposes that the shareholders authorize the directors at the AGM to generally and unconditionally, subject to the provisions of our Articles and the UK Companies Act 2006, authorize the directors of the Company, in accordance with section 551 of the UK Companies Act 2006, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ("Rights") up to an aggregate nominal amount of U.S.$ 3,744,632.88, which represents approximately 33.3% of the aggregate nominal value of the issued share capital of the Company as of the date of 25 February 2022, the latest practicable date prior to the publication of this notice.

Unless previously renewed, revoked or varied, the authority granted under this resolution shall apply in substitution for all existing authorities under section 551 of the UK Companies Act 2006 and shall expire on the earlier of close of business on 5 August 2023 and the conclusion of the next annual general meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

The Board recommends voting “For” this proposal

Resolutions 14 and 15 – Resolutions to authorize the board of directors to issue equity securities without pre-emptive rights

These special resolutions are required under the UK Companies Act 2006 to allow the Company to issue new shares or other equity securities without first offering them to its existing shareholders. They are customary for public limited companies incorporated under the laws of England and Wales. This authorization is required as a matter of English law and is not otherwise required for companies listed on the NASDAQ or NYSE or organized within the United States.

In addition to the authorization to issue shares and other equity securities as set forth in Resolution 13, under the UK Companies Act 2006, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to existing shareholders in proportion to their shareholdings, unless a special resolution (i.e., at least 75% of votes cast) has been passed in a general meeting of shareholders disapplying such pre-emption rights. Unlike most companies listed on the NASDAQ or NYSE, which have no similar restrictions, our Board can only disapply pre-emptive rights in respect of such issuances authorized by our shareholders.

The Company proposes that, subject to the passing of Resolution 13, the directors of the Company be empowered, pursuant to section 570(1) and section 573 of the UK Companies Act 2006, to issue shares and other equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash either pursuant to the authority conferred by Resolution 13 or by way of a sale of treasury shares, in each case free of the restriction in section 561(1) of that Act. These resolutions would give the directors the ability to raise additional capital by issuing shares or other equity securities for cash or conducting a rights issue without first offering them to existing shareholders in proportion to their shareholdings. Absent this ability, our flexibility to use our share capital to pursue strategic transactions or finance growth would be severely limited.

Under Resolution 14, this power would be limited to an aggregate nominal amount of:

•	U.S.$ 562,257.19 for general purposes; and

•	an additional U.S.$ 562,257.19 to be used only for purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment, which each represent approximately 5% of the aggregate nominal value of the issued share capital of the Company as of the date of 25 February 2022, the latest practicable date prior to the publication of this notice. The authority granted to directors under Resolution 13 is consistent with the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group (the “Pre-Emption Group Guidelines”), which apply only to companies listed on the London Stock Exchange or trading on the Alternative Investment Market.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Under Resolution 15, which is subject to the passing of Resolution 14, it is proposed to grant directors an additional authority to disapply pre-emptive rights, limited to an aggregate nominal amount of U.S.$ 1,124,514.38 to be used only for purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment, which represents approximately 10% of the aggregate nominal value of the issued share capital of the Company as of the date of 25 February 2022, the latest practicable date prior to the publication of this notice.

Unless previously renewed, revoked or varied, the power conferred by these resolutions shall apply in substitution for all existing powers under section 570 of the UK Companies Act 2006 and shall expire on the earlier of close of business on 5 August 2023 and the conclusion of the next annual general meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

Although the Company is incorporated in England and Wales, it is important to note that it is listed only in the United States and is not subject to the Pre-Emption Group Guidelines. While Resolution 14 complies with the Pre-Emption Group Guidelines, Resolution 15 (which is subject to the passing of Resolution 14) provides the directors with an additional authority to issue securities without pre-emption rights in excess of the recommendation in the Pre-Emption Group Guidelines. The aggregate authority granted under Resolutions 14 and 15 is entirely consistent with capital markets practice and governance standards in the U.S. and approval of both resolutions would enable the Company to compete on equal terms with its U.S.-incorporated and exchange-listed peers.

The approval of these resolutions would also provide the directors with additional flexibility to pursue strategic transactions and to finance growth with equity. The directors are also subject to strict fiduciary duties under English law and will continue to exercise all authorities in the best interests of the Company.

The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

The Board recommends voting “For” these proposals

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 4

Atlantica Sustainable Infrastructure plc

Notice of Annual General Meeting

Notice is hereby given that the 2022 Annual General Meeting of Atlantica Sustainable Infrastructure plc ("Atlantica" or the "Company") will be held at 2:00 pm London time (3:00 pm Madrid time, 9:00 am Toronto time) on 5 May 2022 at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor, 28028 Madrid, Spain, and Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, to consider and, if thought fit, to pass Resolutions 1 to 13 inclusive as ordinary resolutions and Resolution 14 and 15 as special resolutions.

The Board considers the Resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole.

ORDINARY RESOLUTIONS

Laying of reports and accounts

1.	To receive and adopt the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2021.

Directors' remuneration report

2.	To approve the directors' remuneration report in the form set out on pages 108 to 128 in the annual report and accounts for the year ended 31 December 2021.

Election of directors

3.	To elect Michael Woollcombe as director of the Company.

4.	To elect Michael Forsayeth as director of the Company.

5.	To elect William Aziz as director of the Company.

6.	To elect Brenda Eprile as director of the Company.

7.	To elect Debora Del Favero as director of the Company.

8.	To elect Arun Banskota as director of the Company.

9.	To elect George Trisic as director of the Company.

10.	To elect Santiago Seage as director of the Company.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Re-appointment of auditors

11.	To re-appoint Ernst & Young LLP and Ernst & Young S.L. as auditors of the Company to hold office until 31 December 2023.

Remuneration of auditors

12.	To authorize the Company's Audit Committee to determine the remuneration of the auditors.

Authorization to issue shares

13.	That the directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the UK Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ("Rights") up to an aggregate nominal amount of U.S.$ 3,744,632.88. This authorization is requested for a period commencing on the date of the passing of this resolution and ending on the earlier of close of business on 5 August 2023 and the conclusion of the next annual general meeting of the Company unless previously renewed, varied or revoked by the Company in a general meeting, but so that the Company may make offers and enter into agreements before the expiry of such authority that would or might require shares to be allotted or Rights to be granted after such expiry and the directors may allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired. The directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

See notes on page 8.

SPECIAL RESOLUTIONS

Disapplication of pre-emption rights

14.	That, in substitution for all existing authorities and subject to the passing of Resolution 13, the directors be and are hereby empowered pursuant to section 570(1) and section 573 of the UK Companies Act 2006 to allot equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash either pursuant to the authority conferred by Resolution 13 or by way of a sale of treasury shares, in each case free of the restriction in section 561(1) of that Act up to an aggregate nominal amount of:

•	U.S.$ 562,257.19 for general purposes; and

•	an additional U.S.$ 562,257.19 to be used only for purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment, for a period commencing on the date of the passing of this resolution and ending on the earlier of close of business on 5 August 2023 and the conclusion of the next annual general meeting of the Company unless previously renewed, varied or revoked by the Company in a general meeting, but, in each case, so that the Company may make offers and enter into agreements before the expiry of such authority that would or might require shares to be allotted or Rights to be granted after such expiry and the directors may allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

See notes on page 9.

15.	That, in substitution for all existing authorities and subject to the passing of Resolutions 13 and 14, the directors be and are hereby empowered pursuant to section 570(1) and section 573 of the UK Companies Act 2006, in addition to any power granted under Resolution 14, to allot equity securities (within the meaning of section 560 of the UK Companies Act 2006) for cash either pursuant to the authority conferred by Resolution 13 or by way of a sale of treasury shares, in each case free of the restriction in section 561(1) of that Act up to an aggregate nominal amount of U.S.$ 1,124,514.38 to be used only for purposes of financing (or refinancing, if the power is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment, provided that this authority shall expire upon the expiry of the general authority conferred by Resolution 13 above, but the Company may make offers and enter into agreements before the expiry of such authority that would or might require shares to be allotted or Rights to be granted after such expiry and the directors may allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.

See notes on page 9.

BY ORDER OF THE BOARD

Directors:

William Aziz (Independent Non-Executive Director)

Arun Banskota (Non-Executive Director)

Debora Del Favero (Independent Non-Executive Director)

Brenda Eprile (Independent Non-Executive Director)

Michael Forsayeth (Independent Non-Executive Director)

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Santiago Seage (CEO and Executive Director)

George Trisic (Non-Executive Director)

Michael Woollcombe (Chair and Independent Non-Executive Director)

Company Secretary:

Irene M. Hernandez Martin de Arriva

London, February 25, 2022

Registered in England and Wales no. 08818211

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Part 5

Proxy statement for the 2022 Annual General Meeting of shareholders to be held on

5 May 2022

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and the proxy card ("Proxy Card") because the Board of Directors of Atlantica Sustainable Infrastructure plc ("Atlantica" or the "Company") is soliciting your proxy to vote at the 2022 Annual General Meeting of shareholders ("AGM") to be held on 5 May 2022, at 2:00 pm London time (3:00 pm Madrid time, 9:00 am Toronto time), at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor, 28028 Madrid, Spain, and Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2.

•	Proxy Statement: This Proxy Statement summarizes information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

•	Proxy Card: The Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of 2022 AGM, the Proxy Statement and the Proxy Card to our shareholders of record as of 18 March 2022. In this mailing, we are also including our 2021 Annual Report for the year ended 31 December 2021 ("2021 Annual Report”).

Important Notice Regarding the Availability of Proxy Materials for the AGM to be held on 5 May 2022

A copy of our 2021 Annual Report, notice of our 2022 AGM, Proxy Statement and Proxy Card, and other information required by section 311A of the UK Companies Act 2006, are available at https://www.atlantica.com/web/en/investors/shareholders-general-meetings/2022/

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 21 March 2022 to all shareholders of record entitled to vote at the AGM.

2.	Who can vote at the AGM?

Only shareholders of record at the close of business on the record date, 3 May 2022, (“Vote Record Date”) will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA ("Computershare") then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the AGM, the required quorum is at least two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member). In accordance with the Company's Articles of Association, a member present in person or by proxy at a satellite meeting shall be counted in the quorum.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

4.	How do I vote my shares?

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's Articles of Association.

If you hold shares in “street name” - you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

If you are a “shareholder of record” - you may appoint a proxy to vote on your behalf by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; by 2:00 pm (London time) on 3 May 2022. Alternatively, you can vote in person by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chair, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the UK Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy 48 hours before the time of voting at the AGM in several ways by:

(1) mailing a revised Proxy Card dated later than the prior Proxy Card;

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

(2)	voting in person at the AGM; or

(3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in “street name” - you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the AGM?”

8.	Who counts the votes?

Broadridge Financial Solutions ("Broadridge") has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

9.	How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10. How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11. What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s licence or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

12. In addition, attendance at the satellite meeting location in the UK will not currently be permitted due to the likely restrictions on gatherings under the UK government’s recently announced roadmap. Should these circumstances change before the time of the AGM, shareholder attendance may be permitted, as limited by the applicable government guidance at the time and as necessary to ensure the health and well-being of or shareholders, directors and other stakeholders. What if I return a Proxy Card but do not make specific choices?

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the AGM.

13. How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14. What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15. What if I have questions during the AGM?

If you wish to ask a question, please tell the Company Secretary on entry to the auditorium.

Please endeavor to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions, the Chair will endeavor to accommodate these.

16. May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right, but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17. As a member, which materials can I require to the Company to publish on its website?

Members satisfying the thresholds in section 527 of the UK Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

18. Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company, N.A. (within the U.S., U.S. Territories and Canada).

19. How can I find out the results of the voting at the AGM?

Voting results will be announced by the filing of a current report on Form 6-K.

20. How do I get to the AGM venue?

To facilitate the organization and administration of the AGM, the directors decided to hold the AGM at three locations. The meeting will be held at 2:00 pm London time (3:00 pm Madrid time, 9:00 am Toronto time) on 5 May 2022 at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, with satellite meeting places at c/ Francisco Silvela 42, 4th floor, 28028 Madrid, Spain, and Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2.

Maps & Directions

For satellite navigation directions to the principal meeting place, please use the post code TW8 9DF.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

For satellite navigation directions to the satellite meeting place in Madrid, please use the post code 28028 Madrid, Spain.

For satellite navigation directions to the satellite meeting place in Toronto, please use the post code M5H 2R2.

21.	How do I contact the Company if I have any queries? You may contact the Company at:

Atlantica Sustainable Infrastructure plc

Company Secretary´s Office

Director of Investors Relations

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Great West House, GW1, 17th Floor,

Great West Road, Brentford, Middlesex,

Greater London, TW8 9DF United Kingdom

Tel: +(44) 207 098 4384

e-mail: ir@atlantica.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

By Mail:

Computershare Investor Services

P.O. Box 43078

Providence, RI 02940-3078

United States of America

By Overnight Delivery:

Computershare Investor Services

250 Royall Street

Canton, MA 02021

United States of America

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Appendix: Directors’ Profiles

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

Directors' Profiles

February 2022

Atlantica
Sustainable Infrastructure

Michael Woollcombe

Chair of the Board

Director Since: 2020

Year of Birth: 1968

Independent

Michael Woollcombe has been a Partner of Voorheis & Co. LLP and Executive Vice-President of VC & Co. Inc. for more than 20 years. Mr. Woollcombe is one of the leading special situations advisors in Canada and has been centrally involved in directing numerous high-profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Woollcombe holds a Bachelor of Commerce (Honours) from Queen's University and an LLB from the University of Western Ontario.

KEY SKILLS AND EXPERIENCE

- Governance / Other Directorships
- Stakeholder
- Mergers & Acquisitions /Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 11/11 MEETINGS – 100%

- Board: 11 of 11

VOTING RESULTS FOR 2021 ELECTION

For: 82,487,205 (99.85%) / Withheld: 68,965 (0.08%) / Against: 58,894 (0.07%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 5,000
- Deferred Share Units: 4,117
- Total Value Shares & DSUs ($'000) (1) : 326

SHAREHOLDING REQUIREMENTS

- 3x fixed compensation: to be met in a 5-year period

(1) Assuming a share price of $35.76 as of December 31, 2021.

(2) Includes non-vested Share Units as of December 31, 2021.

Santiago Seage

CEO of Atlantica

Director Since: 2015

Year of Birth: 1969

Executive

Non-Independent

Santiago Seage has served as a director since our formation in 2014 until March 2018 and from December 2018. Mr. Seage has served as our Chief Executive Officer since our formation, except for the six-month period between May and November 2015, while he was Chairman of our Board and Chief Executive Officer of Abengoa. Prior to the foregoing, he served as Abengoa Solar's CEO beginning in 2006. Before joining Abengoa, he was a partner with McKinsey & Company.

Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance / Other Directorships
- Stakeholder
- Energy Sector
- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Health & Safety, Climate Change, Environment
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 11/11 MEETINGS – 100%

- Board: 11 of 11

VOTING RESULTS FOR 2021 ELECTION

For: 82,194,768 (99.49%) / Withheld: 71,761 (0.09%) / Against: 348,535 (0.42%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 55,666
- Share Units(2): 120,880
- Total Value Shares & DSUs ($'000)(1): 6,313

SHAREHOLDING REQUIREMENTS

- 6x fixed compensation

Arun Banskota

Director Since: 2020
Year of Birth: 1961
Non-Independent

Arun Banskota is the President and Chief Executive Officer of Algonquin. Mr. Banskota joined Algonquin in February 2020 and has 30 years of experience in senior roles from a combination of industries such as renewable energy development, construction, financing, and operations. He has also served as manager of multiple large business units and three start-ups in the clean-tech space.

Mr. Banskota holds a Masters of Arts from the University of Denver, and a Master of Business Administration from the University of Chicago.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance / Other Directorships
- Stakeholder
- Energy Sector
- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Health & Safety, Climate Change, Environment
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 11/11 MEETINGS – 100%

- Board: 11 of 11

VOTING RESULTS FOR 2021 ELECTION

For: 82,125,778 (99.41%) / Withheld: 70,677 (0.09%) / Against: 418,609 (0.51%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: -
- Deferred Share Units: -
- Total Value Shares & DSUs ($'000) : -

SHAREHOLDING REQUIREMENTS

- Non-applicable

George Trisic

Director Since: 2020
Year of Birth: 1960
Non-Independent

George Trisic is the Chief Governance Officer of Algonquin. Mr. Trisic is responsible for leading the sustainability and government affairs. He has broad experience managing high growth, start up and expanding businesses across multiple sites and regions. His skill set includes leading multi-functional groups in finance, human resources, legal and IT in a senior executive role.

Mr. Trisic holds a Bachelor of Law Degree from the University of Western Ontario. Additionally, he holds a Chartered Director certification from the Directors College (McMaster University).

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance
- Stakeholder
- Energy Sector
- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Health & Safety, Climate Change, Environment
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 11/11 MEETINGS – 100%

- Board: 11 of 11

VOTING RESULTS FOR 2021 ELECTION

For: 82,181,398 (99.48%) / Withheld: 73,699 (0.09%) / Against: 359,967 (0.44%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 1,000
- Deferred Share Units: -
- Total Value Shares & DSUs ($'000)(1) : 36

SHAREHOLDING REQUIREMENTS

- Non-applicable

(1) Assuming a share price of $35.75 as of December 31, 2021.

William Aziz

Director Since: 2020
Year of Birth: 1956
Independent

William Aziz is the President and Chief Executive Officer of BlueTree Advisors Inc. Mr. Aziz is a director and Chair of the Audit Committee of TSX-listed Maple Leaf Foods Inc. and a member of the Advisory Board for Fengate Real Assets. He has served as a director of a number of publicly-traded companies.

Mr. Aziz is a graduate of the Ivey School of Business at Western University in Honors Business Administration. He is also a Chartered Professional Accountant and holds the ICD.D. designation. Mr. Aziz also completed the Institute of Corporate Directors Governance College at the Rotman School of Business, University of Toronto.

KEY SKILLS AND EXPERIENCE

- Governance / Other Directorships
- Stakeholder
- Energy Sector
- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management

BOARD AND COMMITTE ATTENDANCE FOR 2021: 21/21 MEETINGS – 100%

- Board: 11 of 11
- Audit Committee: 4 of 4
- Compensation Committee: 2 of 2
- Related Parties Transactions Committee: 4 of 4

VOTING RESULTS FOR 2021 ELECTION

For: 82,427,385 (99.77%) / Withheld: 73,941 (0.09%) / Against: 113,738 (0.14%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 2,500
- Deferred Share Units: -
- Total Value Shares & DSUs ($'000)(1): 89

SHAREHOLDING REQUIREMENTS

- 3x fixed compensation: to be met in a 5-year period

Debora Del Favero

Director Since: 2020
Year of Birth: 1964
Independent

Debora Del Favero is the Co-Founder of CMC Capital Limited, a U.K.-based corporate finance advisory boutique specialized in M&A. Ms. Del Favero is a senior executive with deep international mergers & acquisitions and corporate finance experience including the renewables sector. Previously, for over 17 years, she held senior roles in the London and New York offices of the Investment Banking Division of Credit Suisse.

Ms. Del Favero holds a Masters of Arts in Economics and Business Administration from Bocconi University in Milan, Italy, with a focus on corporate finance and commercial law.

KEY SKILLS AND EXPERIENCE

- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management

BOARD AND COMMITTE ATTENDANCE FOR 2021: 15/15 MEETINGS – 100%

- Board: 11 of 11
- Compensation Commitee: 2 of 2
- Nominating & Corporate Governance Committee: 2 of 2

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: -
- Deferred Share Units: 878
- Total Value Shares & DSUs ($'000) (1): 31

VOTING RESULTS FOR 2021 ELECTION

For: 82,405,990 (99.75%) / Withheld: 62,506 (0.08%) / Against: 146,568 (0.18%)

SHAREHOLDING REQUIREMENTS

- 3x fixed compensation: to be met in a 5-year period

(1) Assuming a share price of $35.75 as of December 31, 2021.

Brenda Eprile

Director Since: 2020
Year of Birth: 1954
Independent

Brenda Eprile sits on a variety of public and private company boards. She currently chairs the board of Global Container Terminals Inc. and is also is a director and Chair of the Audit Committee of Westport Fuel Systems Inc. Ms. Eprile has been a director of Westport since 2013, and previously served as Chair of the Board and as Chair of the HRC Committee. From 2000 to 2012, Ms. Eprile was a Senior Partner at PwC and led its Canadian Risk Advisory Services practice.

Ms. Eprile is a Fellow Chartered Professional Accountant and holds the ICD.D. designation. She also holds an MBA from the Schulich School of Business at York University.

KEY SKILLS AND EXPERIENCE

- Governance / Other Directorships
- Stakeholder
- Energy Sector
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 21/21 MEETINGS – 100%

- Board: 11 of 11
- Audit Committee: 4 of 4
- Related Parties Transactions Committee: 4 of 4

VOTING RESULTS FOR 2021 ELECTION

For: 82,464,087 (99.82%) / Withheld: 63,394 (0.08%) / Against: 87,583 (0.11%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 5,500
- Deferred Share Units: -
- Total Value Shares & DSUs ($'000) (1): 197

SHAREHOLDING REQUIREMENTS

- 3x fixed compensation: to be met in a 5-year period

(1) Assuming a share price of $35.76 as of December 31, 2021.

Michael Forsayeth

Director Since: 2020
Year of Birth: 1954
Independent

Michael Forsayeth is an experienced business leader having held Chief Executive Officer, Chief Financial Officer and other senior executive positions in several large public and private real estate, hospitality, foodservice and other businesses over his career. Mr. Forsayeth was CEO and a director of Granite Real Estate Investment Trust. Prior to this he served as Granite's Chief Financial Officer.

Mr. Forsayeth is a CPA and CA and spent nine years with Coopers & Lybrand (now PwC) in various areas including the audit practice and a secondment in its London, England office. Mr. Forsayeth holds a Bachelor of Commerce (Honours) from Queen's University.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Other Directorships
- Stakeholder
- Mergers & Acquisitions / Growth Strategy
- Compensation & Human Resources
- Financial
- Legal & Regulatory
- International
- Enterprise Risk Management
- Health & Safety
- Governance, Diversity & Social Responsibility

BOARD AND COMMITTE ATTENDANCE FOR 2021: 21/21 MEETINGS – 100%

- Board: 11 of 11; Audit Committee: 4 of 4
- Nominating and Corporate Governance Committee : 2 of 2
- Related Parties Transactions Committee: 4 of 4

VOTING RESULTS FOR 2021 ELECTION

For: 82,433,939 (99.78%) / Withheld: 69,519 (0.08%) / Against: 111,606 (0.14%)

COMMON SHARES AND SHARE EQUIVALENTS

- Common Shares: 2,500 ; Deferred Share Units: 1,372; Total Value Shares & DSUs ($'000)(1): 138

SHAREHOLDING REQUIREMENTS

- 3x fixed compensation: to be met in a 5-year period

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Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055